                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. 2)(1)


                              DXP ENTERPRISES, INC.
               ---------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
               ---------------------------------------------------
                         (Title of Class of Securities)


                                   233377-40-7
               ---------------------------------------------------
                                 (CUSIP Number)


                                December 18, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [ ]      Rule 13d-1(c)

                  |X|      Rule 13d-1(d)


-----------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

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---------------------                                          -----------------
CUSIP No. 233377-40-7                13G                       Page 2 of 5 Pages
---------------------                                          -----------------


--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                 David R. Little
                 SS# ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------

   NUMBER OF                    5      SOLE VOTING POWER
     SHARES                                 224,025(1)
  BENEFICIALLY
   OWNED BY    -----------------------------------------------------------------
     EACH                       6      SHARED VOTING POWER
   REPORTING
    PERSON                                   41,313(2)
     WITH      -----------------------------------------------------------------
                                7      SOLE DISPOSITIVE POWER

                                            224,025(1)
--------------------------------------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                             41,313(3)
--------------------------------------------------------------------------------

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,065,338(4)
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                21.5%(5)
--------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON*

                IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 Pages

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ITEM 1(a).  NAME OF ISSUER:

            DXP Enterprises, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            7272 Pinemont
            Houston, Texas 77040

ITEM 2(a).  NAME OF PERSON FILING:

            David R. Little

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            7272 Pinemont
            Houston, Texas 77040

ITEM 2(c).  CITIZENSHIP:

            United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.01 per share (the "Common Stock")

ITEM 2(e).  CUSIP NUMBER:

            233377-40-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS a:

            Not applicable.

ITEM 4.     OWNERSHIP:

            (a)     AMOUNT BENEFICIALLY OWNED:

                    1,065,338(4)

            (b)     PERCENT OF CLASS:

                    21.5%(5)

            (c)     Sole power to vote or to direct the vote:                   224,025(1)
                    Shared power to vote or to direct the vote:                  41,313(2)
                    Sole power to dispose or to direct the disposition of:      224,025(1)
                    Shared power to dispose or to direct the disposition of:     41,313(3)

                               Page 3 of 5 Pages

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
            PERSON:

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

ITEM 10.    CERTIFICATION:

            Not applicable.



                               Page 4 of 5 Pages

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 1999


                                                      /s/ DAVIS R. LITTLE
                                                      -------------------------
                                                         David R. Little



(1) Does not include 800,000 shares of Common Stock that may be acquired pursuant to the exercise of a stock option held by the Reporting Person. The Reporting Person will have sole voting and dispositive power with respect to such shares upon exercise of the option. The option is exercisable in full at any time.

(2) Includes 41,313 shares of Common Stock that are held by the Issuer's Employee Stock Ownership Plan (the "Plan") for the Reporting Person's account.

(3) With respect to the 41,313 shares of Common Stock that are held by the Plan for the Reporting Person's account, such shares may be distributed, if the Reporting Person elects to receive his benefits accrued under the Plan in shares of Common Stock, upon the Reporting Person's separation from service with the Issuer, retirement, disability or death. Until such distribution, the Reporting Person will not exercise dispositive control over such shares.

(4) Includes 800,000 shares of Common Stock that may be acquired pursuant to a stock option held by the Reporting Person and 41,313 shares of Common Stock that are held by the Plan for the Reporting Person's account.

(5) Represents the percent of the aggregate number of outstanding shares of Common Stock of the Issuer, including shares of Common Stock issuable upon exercise of a stock option held by the Reporting Person.



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